Jamie S. Miller Senior Vice President – Controller General Electric Capital Corporation 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

December 22, 2010

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	General Electric Capital Corporation
Form 10-K for the Fiscal Period Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
File No. 001-06461

Dear Mr. Vaughn:

This letter is in response to your letter of December 14, 2010 concerning General Electric Capital Corporation’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended September 30, 2010. We are in the process of responding to your comments, but are requesting an extension until January 7, 2011 to allow additional time to compile our response.

Sincerely

/s/ Jamie S. Miller
/s/ Jamie S. Miller
Jamie S. Miller
Senior Vice President – Controller
General Electric Capital Corporation

cc:	Michael A. Neal, Chairman and Chief Executive Officer, General Electric Capital Corporation
Jeffrey S. Bornstein, Chief Financial Officer, General Electric Capital Corporation